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                                                                       EXHIBIT 8



               [LAW OFFICES OF KELLER ROHRBACK L.L.P. LETTERHEAD]
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                               ____________, 1998



Frontier Financial Corporation                   Valley Bancorporation
332 SW Everett Mall Way                          801 Alder Avenue
Everett, WA  98204                               Sumner, WA  98390

        Re:    HOLDING COMPANY MERGER/TAX CONSEQUENCES

Ladies and Gentlemen:

        This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed merger (the "Merger") of Valley Bancorporation ("Valley") into Frontier Financial Corporation ("Frontier").

        We have acted as legal counsel to Frontier in connection with the Merger. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

        (a) The Agreement and Plan of Mergers, dated as of July 30, 1998, between Frontier, Frontier Bank, Valley and Bank of Sumner (the "Merger Agreement").

        (b) Form S-4 Registration Statement of Frontier filed with the Securities and Exchange Commission on September ___, 1998.

        (c) The Proxy Statement of Valley (included as part of the Registration Statement); and

        (d) Such other documents, instruments, records and information pertaining to the Merger as we have deemed necessary for rendering our opinion.

        We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or otherwise made known to us, and that the Merger will be effected in accordance with the terms of the Merger Agreement.

        In connection with the Merger and pursuant to the Merger Agreement, each share of Valley voting common stock will be exchanged for that number of shares of Frontier voting common stock based on the exchange rate established in the Merger Agreement. No fractional shares will be involved. Valley shareholders who perfect their dissenter's rights under state law will be paid the cash value for their Valley shares. Such payments will be made by Valley without reimbursement by Frontier. Upon the consummation of the Merger, Frontier will continue the historic business of Valley.


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_______________, 1998                                     KELLER ROHRBACK L.L.P.
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        Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the matter contemplated, it is our opinion that:

        1. The merger of Valley into Frontier solely for Frontier voting common stock, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, as amended (the "Code"). Valley and Frontier will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

        2. No gain or loss will be recognized by Valley shareholders upon the receipt of Frontier voting common stock solely in exchange for their shares of Valley stock, pursuant to Section 354(a)(1) of the Code.

        3. The basis of the shares of Frontier voting common stock received by Valley shareholders will be the same as the basis of the Valley stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

        4. The holding period of the shares of Frontier voting common stock received by Valley shareholders will include the holding period during which the Valley stock surrendered in exchange therefor was held, provided that the shares of Valley stock were held as a capital asset in the hands of the exchanging shareholders on the date of the exchange, pursuant to Section 1223(1) of the Code.

        5. Where cash is received by any dissenting shareholder of Valley in exchange for the surrender of all of such shareholder's Valley stock, the cash will be treated as received by the shareholder as a distribution in redemption of his or her Valley stock, subject to the provisions and limitations of Section 302 of the Code.

        6. A Valley shareholder who receives cash in lieu of a fractional share of Frontier voting common stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and the gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder.

        7. No gain or loss will be recognized by Valley upon the transfer of its assets to Frontier, pursuant to Sections 361 and 357(a) of the Code.

        8. The basis of the assets of Valley acquired by Frontier will be the same as the basis of Valley in the assets immediately before the Merger, pursuant to Section 362(b) of the Code.

        9. The holding period of the assets acquired by Frontier will include the period such assets were held by Valley, pursuant to Section 1223(2) of the Code.



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_______________, 1998                                     KELLER ROHRBACK L.L.P.
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        10. No gain or loss will be recognized by Frontier upon the receipt by
            Frontier of the assets of Valley, as described above.

        We have assumed, with your consent, that the Merger will be completed in the manner set forth in the Merger Agreement and Registration Statement without waiver or breach of any material provision thereof, and all of the representations, warranties, statements and assumptions upon which we relied are true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

        Our opinion represents only our best legal judgment as to the probable federal income tax consequences of the transaction described, based upon existing law. Our opinion is not intended to be a conclusive statement as to all of the tax consequences of the transaction and is expressly limited to the matters addressed. Further, our opinion is not binding upon the Internal Revenue Service (the "IRS") or any court and has no official status of any kind, and no private ruling regarding the matters discussed has been or will be requested from the IRS. The IRS has ruled in a number of private rulings that transactions substantially identical to the Merger result in tax consequences consistent with those described in this opinion. Although such rulings do not constitute authority on which we can rely in expressing our opinion, such rulings generally do reflect the position of the IRS. Each shareholder, however, is urged to consult with his or her own tax advisor with respect to their individual tax situation. Our opinion is intended solely for the benefit of Frontier, the shareholders of Frontier and the shareholders of Valley, and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.



                                               Very truly yours,




                                               KELLER ROHRBACK, LLP